[redacted]

SECURIT 12010952 ON

SEC Mail Processing Section
FEB 28 2012
Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 14684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kashner Davidson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 South Palm Avenue
(No. and Street)

Sarasota	Florida	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa J. Rothenbach (941) 951-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann, P.C.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400	Clearwater	FL	33762
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa J. Rothenbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kashner Davidson Securities Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres. CEO

Title

Notary Public

THERESA L. HOYLE
MY COMMISSION # EE 013789
EXPIRES: September 18, 2014
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KASHNER DAVIDSON SECURITIES CORPORATION
Financial Statements
and
Supplemental Schedule
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2011
(With Independent Registered Public Accounting Firm Report Thereon)

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

KASHNER DAVIDSON SECURITIES CORPORATION

Financial Statements
and
Supplemental Schedule
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2011
(With Independent Registered Public Accounting Firm Report Thereon)

KASHNER DAVIDSON SECURITIES CORPORATION

INDEX

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Kashner Davidson Securities Corporation:

We have audited the accompanying statement of financial condition of Kashner Davidson Securities Corporation (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kashner Davidson Securities Corporation as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to continue as a going concern is dependent upon the success of the Company in realizing profits from its trading account. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mayer Hoffman McCann PC

February 16, 2012
Clearwater, Florida

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	185
Deposits with clearing agency		50,184
Accounts receivable:		
Clearing agency		10,393
Other		1,400
Prepaid expenses		12,708
Marketable securities, at market value		463,794
Property and equipment, net		165
	$	538,829

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	23,102
Payable to clearing agency		29,986
Accrued payroll		5,282
Total liabilities		58,370
Stockholder's equity:		
Common stock - 9,000 shares of $2.50 par value authorized, issued and outstanding		22,500
Additional paid-in capital		1,602,180
Accumulated deficit		(1,144,221)
Total stockholder's equity		480,459
Total liabilities and stockholder's equity	$	538,829

See accompanying independent registered public accounting firm report and notes to the financial statements.

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Operations

For the Year Ended December 31, 2011

Revenue:		
Commissions	$	210,785
Realized and unrealized gains on sale of investments		69,109
Interest and dividends		18
Other income		541,412
		821,324
Expenses:		
Salaries, benefits and payroll taxes		212,945
Insurance		14,001
Office and other		27,424
Professional fees		26,858
Regulatory expenses		15,911
Rent		31,525
Telephone and utilities		9,036
Trading fees		81,049
Bad debts		697
Depreciation		3,191
Interest expense		4,915
		427,552
Net income	$	393,772

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2011

		Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Stockholder's equity, January 1, 2011	$	22,500	1,806,740	(1,537,993)	291,247
Capital contributions		-	17,000	-	17,000
Distributions		-	(221,560)	-	(221,560)
Net income		-	-	393,772	393,772
Stockholder's equity, December 31, 2011	$	22,500	1,602,180	(1,144,221)	480,459

See accompanying independent registered public accounting firm report and notes to the financial statements.

KASHNER DAVIDSON SECURITIES CORPORATION

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net income	$	393,772
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,191
Changes in assets and liabilities:		
Deposits with clearing agency		(15)
Clearing agency accounts receivable		5,148
Other receivable		3,185
Prepaid expenses		1,292
Marketable securities, at market value		(101,388)
Accounts payable		4,269
Payable to clearing agency		(103,507)
Accrued payroll		(3,977)
Net cash provided by operating activities		201,970
Cash flows from financing activities:		
Capital contributions		17,000
Distributions		(221,560)
Net cash used in financing activities		(204,560)
Net decrease in cash and cash equivalents		(2,590)
Cash and cash equivalents at beginning of year		2,775
Cash and cash equivalents at end of year	$	185
Supplemental information:		
Cash paid during the year for interest	$	4,915

(1) Nature of Business

Kashner Davidson Securities Corporation (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida in 1977 and is engaged primarily in the securities brokerage business with offices in Sarasota, Florida. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has entered into agreements with registered representatives. The registered representatives are employees subject to supervision by the Company. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 40% to 50%.

(2) Going Concern

Historically, income from commissions and other customer revenue sources were not sufficient to cover the operating overhead of the Company. However, in the current year the Company received settlement income of approximately $524,000, which has been included in other income in the statement of operations (see Note 11). Excluding this income related to a onetime event, the Company would have sustained a net loss in 2011 consistent with 2010. In addition, there is uncertainty as to whether the sole stockholder will have the personal resources necessary to contribute additional capital to the Company in the future.

These factors create an uncertainty about the Company's ability to continue as a going concern. Management has taken steps to reduce its operating overhead costs and improve its revenues. The Company's ability to continue as a going concern is dependent upon the success of the Company in realizing profits from its trading account. The accompanying financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities should the company be unable to continue as a going concern.

(3) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes commission revenues in the period which the commissions are earned and services are rendered.

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. During 2011, the Company received proceeds of approximately $24,217,000 for investment sales and had purchases of approximately $24,249,000.

(3) Summary of Significant Accounting Policies - Continued

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. The Company maintains its cash accounts at commercial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At times balances may exceed federally insured limits.

(c) Accounts Receivable

The accounts receivable from clearing agency represents commissions and trading profits earned which have not been received. Other receivable represents employee receivables and advances. The Company estimates the allowance for doubtful accounts based upon a review of the current collectability of existing receivables. No allowance for doubtful accounts was recorded at December 31, 2011 as management believes all receivables to be fully collectible.

(d) Marketable Securities

Marketable securities are reported at fair value based on quoted market prices with realized and unrealized gains and losses included in the statement of operations. All transactions entered into are for the account of and risk of the Company and are recorded on a trade date basis.

(e) Property and Equipment, net

Property and equipment, net is recorded at depreciated cost. Depreciation is provided for in amounts sufficient to relate the cost of assets to operations over estimated useful lives ranging from three to ten years principally on the straight-line and accelerated methods. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

(f) Income Taxes

Income taxes on net earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company adopted Accounting Standards Codification Topic 740, Income Taxes (ASC Topic 740). This Standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial condition or results of operations as a result of the adoption of this Standard.

(3) Summary of Significant Accounting Policies - Continued

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(4) Deposits with Clearing Agency

As of December 31, 2011, the Company had cash deposits of $50,184 in various firm accounts with a clearing agency. These accounts were not insured by the FDIC.

(5) Fair Value of Financial Instruments

The Company has adopted the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1 Observable inputs such as quoted prices in active markets;
Level 2 Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3 Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company held $463,794 of marketable securities and $50,184 of deposits with a clearing agency held in money market accounts at December 31, 2011, which were considered Level 1 assets.

(6) Property and Equipment, Net

A summary of property and equipment as of December 31, 2011 is as follows:

Furniture and equipment	$	41,533
Leasehold improvements		121,048
		162,581
Less accumulated depreciation		(162,416)
	$	165

Depreciation expense for the year ended December 31, 2011 was $3,191.

(7) Distribution to Stockholder

During 2011, the Company distributed $221,560 to the sole stockholder. Since the Company does not have retained earnings, the distributions have been accounted for as a reduction of additional paid-in capital.

(8) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include options and short sales (securities sold, not yet purchased). These financial instruments are used to conduct trading activities and manage market risks and are therefore subject to varying degrees of market and credit risk.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls such risks by establishing limits and monitoring procedures. As of December 31, 2011, the Company did not have any such contracts.

(9) Operating Lease

The Company leases commercial property for its facility. The Company's lease expired on October 1, 2011. The Company exercised its 3 year renewal option and renewed the lease for the period of October 1, 2011 to September 30, 2014. The lease requires monthly payments of approximately $2,400. Rent expense was $31,525 for the year ended December 31, 2011. Future payments under this operating lease are as follows at December 31:

2012	$	21,908
2013		29,981
2014		23,160

(10) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(11) Commitments and Contingencies

The Company was previously involved in a legal matter that arose during the ordinary course of business. This matter was settled in November 2011 resulting in a settlement awarded to the Company of approximately $524,000 including interest. This amount was included in other income for the year ended December 31, 2011 as shown on the statement of operations.

(12) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2011, the Company had net capital of $354,281 which exceeded the capital requirement of $100,000 by $254,281. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1 at December 31, 2011.

(13) Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(14) Subsequent Events

The Company has evaluated events occurring after the statement of financial condition date through February 16, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

Schedule I

KASHNER DAVIDSON SECURITIES CORPORATION

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2011

Net capital:		
Stockholder's equity	$	480,459
Deductions for non-allowable assets:		
Prepaid expenses		12,708
Other receivable		1,400
Property and equipment, net		165
Unsecured debit charges		330
Net capital before haircuts on securities positions (tentative net capital)		465,856
Haircuts on securities:		
Trading and investment securities		69,569
Undue concentrations		42,006
		111,575
Net capital	$	354,281
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	23,102
Payable to clearing agency		29,986
Accrued payroll		5,282
Total aggregated indebtedness	$	58,370
Ratio: Aggregate indebtedness to net capital		0.16 to 1
Minimum net capital requirement	$	100,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011) is not presented as there are no material differences.

See accompanying report of independent registered public accounting firm.

MHM®
Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division
13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

To the Stockholder of
Kashner Davidson Securities Corporation:

In planning and performing our audit of the financial statements of Kashner Davidson Securities Corporation, (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder and management of Kashner Davidson Securities Corporation, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann PC

February 16, 2012
Clearwater, Florida

MHM ®

Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm on Applying Agreed –Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder of Kashner Davidson Securities Corporation
77 South Palm Avenue
Sarasota, Florida 34236

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Kashner Davidson Securities Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann PC

February 16, 2012
Clearwater, Florida